SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


AMENDMENT NO. 4
TO
SCHEDULE 13D

Under the
Securities Exchange Act of 1934

IMC GLOBAL, INC.
__________________________
(Name of Issuer)

Common Stock ($.01 par value)
__________________________
(Title of Class of Securities)

449669100
________________________
(CUSIP Number)

Ronald N. Graves, Esq.
J.R. Simplot Self-Declaration of Revocable Trust
J.R. Simplot Foundation, Inc.
999 Main Street
Boise, Idaho  83702
Telephone:  (208) 336-2110
___________________________________________
(Names, addresses and telephone numbers of persons authorized to receive notices and communications)

September 24, 2001
____________________
(Date of event which requires
filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

 1)	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

	J.R. Simplot/J.R. Simplot Self-Declaration of Revocable
Trust

2)	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3)	SEC Use Only

4)	Source of Funds

	WC

5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

	US



Number of	7)	Sole Voting Power		5,335,469
Shares
Beneficially	8)	Shared Voting Power		1,846,600
Owned
by Each		9)	Sole Dispositive Power		5,335,469
Reporting
Person With:	10)	Shared Dispositive		1,846,600
				Power



11)	Aggregate Amount Beneficially Owned by Each
Reporting Person

	7,182,069 shares

12)	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13)	Percent of Class Represented by Amount in Row (11)

	6.3%

14)	Type of Reporting Person

	IN

1)	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

	J.R. Simplot Foundation, Inc.

2)	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3)	SEC Use Only

4)	Source of Funds

	WC

5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

	US


Number of	7)	Sole Voting Power		1,846,600
Shares
Beneficially	8)	Shared Voting Power
Owned
by Each		9)	Sole Dispositive Power		1,846,600
Reporting
Person With:	10)	Shared Dispositive Power



11)	Aggregate Amount Beneficially Owned by Each
Reporting Person

	1,846,600 shares

12)	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13)	Percent of Class Represented by Amount in Row (11)

	1.6%

14)	Type of Reporting Person

	IN

1)	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

	Don J. Simplot

2)	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3)	SEC Use Only

4)	Source of Funds

	PF/00

5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

	US



Number of	7)	Sole Voting Power		0
Shares
Beneficially	8)	Shared Voting Power		1,846,600
Owned
by Each		9)	Sole Dispositive Power	        0
Reporting
Person With:	10)	Shared Dispositive		1,846,600
				Power



11)	Aggregate Amount Beneficially Owned by Each
Reporting Person

	1,846,600 shares

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)

	1.6%

14)	Type of Reporting Person

	IN

1)	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

	Scott R. Simplot

2)	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3)	SEC Use Only

4)	Source of Funds

	PF/00

5)	Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

	US


Number of	7)	Sole Voting Power		0
Shares
Beneficially	8)	Shared Voting Power		1,846,600
Owned
by Each		9)	Sole Dispositive Power	        0
Reporting
Person With:	10)	Shared Dispositive		1,846,600
				Power



11)	Aggregate Amount Beneficially Owned by Each
Reporting Person

	1,846,600 shares

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)

	1.6%

14)	Type of Reporting Person

	IN

	The class of securities to which this Statement relates is the common stock, par value $.01 per share
(the "Stock"), of IMC Global, Inc. (the "Issuer"), whose address is 100 Saunders Road, Lake Forest, Illinois 60045.
This Amendment No. 4 amends the Schedule 13D originally filed on August 5, 1999, on behalf of the J.R. Simplot
Self-Declaration of Revocable Trust dated December 21,
1989 (the "Trust") and the J.R. Simplot Foundation, Inc.
(the "Foundation"), as amended by Amendment No. 1 to
Schedule 13D filed on November 12, 1999, and by Amendment
No. 2 to Schedule 13D filed on November 10, 2000, and Amendment No. 3 to Schedule 13D filed September 13,
2001.

	The purpose of this Amendment is to report sales of Stock by the Trust.

Item 5.   Interest in Securities of the Issuer.
_______________________________________________

	(a - b)  As of September 24, 2001, the Trust owned
7,182,069 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

	As of September 24, 2001, the Foundation owned
1,846,600 shares. Mr. Simplot shares with the other directors of the Foundation, none of whom owns directly any shares of the Stock, the power to vote and dispose of the shares of Stock held by the Foundation.

	Based upon information contained in the Quarterly
Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended June 30, 2001 (the "10-Q"), the shares owned by the Trust and the Foundation constitute approximately 6.3% of the 114,845,897 shares of Stock outstanding, as reported in the 10-Q.

	(c)  Subsequent to filing Amendment No. 3 to the
Schedule 13D, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:


Sale		No. of			Price per Share
Date		Shares			(including commissions)
________	________		_______________________

9/20/01		   86,200		$9.53
9/21/01		   30,000		 9.33
9/24/01		1,869,500		 8.06



	(d - e)  Not applicable.

	After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


				J. R. Simplot Self-Declaration of
				Revocable Trust



					J.R. Simplot
				By _________________________________
					J.R. Simplot, as Trustee


Date:  September 28, 2001

				J.R. Simplot Foundation, Inc.


					Ronald N. Graves
				By _________________________________

Date:  September 28, 2001